Exhibit 99.1

Brookfield Australia Declares Offer for Multiplex Unconditional

Toronto, Ontario, October 15, 2007 - Brookfield Asset Management's wholly-owned affiliate, Brookfield BidCo (Australia) Pty Limited (“Brookfield Australia”), today announced that it has declared its takeover offer (“Offer”) for all of the stapled securities in Multiplex Limited and Multiplex Property Trust (together “Multiplex”; ASX code: MXG) free of all conditions.  Brookfield Australia will process all acceptances into the Offer for payment in accordance with the terms of the Offer.

As at 7:00 p.m. on October 12, 2007, Brookfield Australia had received acceptances into the Offer, including acceptances into an institutional acceptance facility, amounting to 67.99% of the Multiplex securities.  This includes all of the Multiplex securities held by Roberts Family Nominees Pty Limited.

The Offer is scheduled to close at 7:00 p.m. (Sydney time) on Wednesday, October 31, 2007.

Contact:
Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: (416) 956-5189
Fax.: (416) 363-2856
dcouture@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “anticipated,” “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.